December 23, 2008

Hanhui Sun
Chief Financial Officer
Kongzhong Corporation
35th Floor, Tengda Plaza
No. 168 Xiwai Street, Haidian District
Beijing, China 100044

> **Re:** **Kongzhong Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed on June 19, 2008**
> **File No. 000-50826**

Dear Mr. Sun:

We have reviewed your response letter dated October 30, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 25, 2008.

Form 20-F for the fiscal year ended December 31, 2007

Note 2. Summary of Significant Accounting Policies

Revenue and cost of services recognition, page F-11

1. We note from your response to prior comment 2 and 4 that the Company is not obligated to pay service fees for billing and collection services performed by the Operators if customers cannot be billed or do not pay. In addition, we note that Operators are responsible for handling customer complaints with regards to the services they provide. Furthermore, we note from your response to prior comment 5 that China Mobile began providing information regarding estimated

uncollectible accounts in the second quarter of 2007 and other Operators do not provide you with this information. These factors appear to indicate that Operators are the primary obligor with regards to the billing and collection services. In light of these factors, tell us if the Company has considered reporting service revenue (i.e. for billing and collection services) on a net basis.

2.   In addition, please tell us if the Company would be able to obtain information from its other Operators to report the allowance for doubtful accounts on a gross basis. In relation to the competitors noted in the Company's response to prior comment 2 (i.e. Sina Corporation and Linktone), we note that these companies report an allowance for doubtful accounts on a gross basis. Furthermore, tell us how you determined that your bad debt reserve is not material solely based on the limited information provided by China Mobile.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief